UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated January 9, 2020, announcing the Company’s guidance to its dividend policy for the 2019 final results and for the quarterly results from 2020 onwards.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 9, 2020

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Executive Officer

EXHIBIT 99.1

PRESS RELEASE Thursday 9th January 2020 – 8.00 a.m. CET _______________________________________________

RETURN TO SHAREHOLDERS GUIDANCE

HIGHLIGHTS

•	Return to shareholders policy targeting 80% of net income
•	As from first quarter 2020 results, dividends will be paid quarterly
•	80% target return will already apply to the 2019 final results

ANTWERP, Belgium, 9th January 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today announces guidance to its return to shareholders policy to be applied to the 2019 final results and to the quarterly results as from 2020 onwards.

Guidance on how current policy will be applied

The following guidance on the current policy will be applicable as of the first quarter results 2020:
•	Each quarter Euronav will target to return 80% of net income (including the fixed element of USD 3c per quarter) to shareholders
•
This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at stock repurchase as an alternative if it believes more value can be created for shareholders

•	The Company retains the right to return more than 80% should the circumstances allow it
In line with the current policy, the calculation will not include capital gains (reserved for fleet renewal) but will include capital losses and the policy will at all times be subject to freight market outlook, company balance sheet and cyclicality along with other factors and regulatory requirements.
Euronav believes this approach has the flexibility to manage the Company through the cycle, retaining sufficient capital for fleet renewal whilst simultaneously rewarding our shareholders.

PRESS RELEASE Thursday 9th January 2020 – 8.00 a.m. CET _______________________________________________

Indicative timetable for 2020 results and dividends*

Quarterly distributions will allow better alignment between operational performance of the business and return to shareholders.

Announced
Q1 Dividend	First week May
Q2 Dividend	Mid August
Q3 Dividend	First week November
Q4 Dividend	First week February

*dates subject to change; XD and payment timings to remain as before

*
*  *

Contact:
Brian Gallagher – Head of IR, Research and Communications & Executive Committee member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q4 results 2019: Thursday, 30 January 2020
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 42 VLCCs, 27 Suezmaxes (two of which are in a joint venture) and two FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Thursday 9th January 2020 – 8.00 a.m. CET _______________________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.